VIA EDGAR

Bingham McCutchen LLP

2020 K Street NW

Washington, DC 20006

VIA EDGAR

August 22, 2014

Mark N. Zaruba

Attorney-Advisor

Securities and Exchange Commission

Washington, DC 20549

Re: SSgA Funds Management, Inc., et al.; File No. 812-13961

Dear Mr. Zaruba:

This letter responds to comments you provided in a letter dated June 8, 2012, with respect to the Applicants’ application for an order under section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), for an exemption from section 15(a) of the 1940 Act, rule 18f-2 thereunder and certain disclosure requirements under various rules and forms (the “Application”). The Application was initially filed on September 16, 2011 and subsequently amended and filed on March 13, 2012 in response to SEC staff comments. All page numbers in the responses below refer to the blacklined application filed herewith.

Comment 1:	Please revise the application to reflect the SSgA Master Trust.

Response:	The Applicants have updated the Application to reflect the information for SSgA Master Trust.

Comment 2:	In the first paragraph on page 1, Applicants introduce the defined term “ETF” in response to General Comment 7 from staff’s comment letter of January 13, 2012. Please review the application to be sure discussions of ETFs are clearly distinguishing between ETFs generally and Funds that are ETFs (“ETF Funds”) (e.g., all of the references to “ETFs” in the carryover paragraph at the bottom of page 12). If appropriate, please replace references to “Funds” with “ETF Funds” when discussing Funds that are ETFs (e.g., In the first sentence of the first full paragraph on page 13, “the Funds’ arbitrage” should be replaced with “the ETF Funds’ arbitrage.”).

Response:	The Applicants have made the changes where appropriate.

Mark N. Zaruba

August 22, 2014

Comment 3:	Please add the following new sentence at the end of footnote 2: “If the name of any Fund contains the name of a Sub-Adviser (as defined below), the name of the Adviser, or a trademark or trade name that is owned by the Adviser, will precede the name of the Sub-Adviser.”

Response:	The Applicants have made the addition to footnote 2 on page 1.

Comment 4:	As noted in footnote 5, certain series of SSgA Active ETF Trust will be Feeder Funds investing in corresponding Master Funds that are series of SSgA Master Trust. Please confirm, if accurate, that no Feeder Fund will engage investment advisers or sub-advisers (other than through approving the engagement of the applicable Master Fund’s adviser or sub-advisers).

Response:	As is typically the case with SSgA FM advised feeder funds in a master-feeder structure, the currently existing Feeder Funds have engaged SSgA FM as the investment adviser. In addition, to the extent a Master Fund is sub-advised, each current corresponding Feeder Fund has engaged the same sub-adviser as the Master Fund. Future Feeder Funds may engage an investment adviser or sub-advisers.

Comment 5:	In the first full paragraph on page 5, in the first sentence, please delete “general.”

Response:	The Applicants have made the revision on page 5.

Comment 6:	Please insert the following new footnote immediately following the first sentence of the first full paragraph on page 10:

“In the case of a Fund utilizing the Manager of Managers Structure that is a Master Fund, shareholder approval requirements under Section 15(a) and Rule 18f-2 also are governed by the voting provisions set forth in Section 12(d)(1)(E) of the 1940 Act.”

Response:	The Applicants have added the new footnote on page 10.

Comment 7:	Please delete the second through fifth sentences of the carryover paragraph at the bottom of page 11 (“Applicants acknowledge that, in the past, the Commission has granted… if they did not support a change in Sub-Adviser or Sub-Advisory Agreement.”).

Response:	The Applicants have deleted the sentences and the accompanying footnote.

Comment 8:	Please insert the following new footnote immediately following the carryover sentence between pages 11 and 12:

Mark N. Zaruba

August 22, 2014

“The relief requested in this Application with respect to the Master-Feeder Structure is substantially similar to that granted in CCM Advisors Funds, et al., Investment Company Act Release Nos. 25028 (October 11, 2001) (notice) and 25251 (November 1, 2001) (order).”

Response:	The Applicants have added the new footnote on page 11.

Comment 9:	Please supplementally provide more detailed citations to the orders referenced in footnote 21 to support the statement that the SEC has concluded that the termination of a portfolio manager by an ETF’s investment adviser would not meaningfully harm the arbitrage mechanism inherent to the ETF. In addition, please revise the orders cited in footnote 21 to be consistent with the other orders cited in the application, included replacing each occurrence of “ICI Rel. No.” with “Investment Company Act Release No.”

Response:	The Applicants have revised the narrative information associated with footnote 21 so the comment no longer applies. Additionally, the Applicants revised the cited footnote by replacing “ICI Rel. No.” with “Investment Company Act Release No.”

Comment 10:	In the second paragraph on page 16, please insert the following clause at the end of the first sentence: “, including, if applicable, the effect of the Order on Feeder Funds operating in a Master-Feeder Structure.”

Response:	The Applicants have added the clause on page 17.

Comment 11:	Please add the following new footnote immediately following the word “shareholders” in clause (a) of the carryover sentence between pages 16 and 17:

“If the Fund utilizing the Manager of Managers Structure is a Master Fund, for purposes of the Modified Notice and Access Procedures, ‘shareholders’ include both the shareholders of the applicable Master Fund and the shareholders of its Feeder Funds.”

Response:	The Applicants have added the new footnote on page 18.

Comment 12:	Please delete the headings in the conditions and number the conditions sequentially 1 through 14.

Response:	The Applicants have made the revision. Applicants have also included footnote 34 to clarify that conditions 12-15 only apply to Funds that intend to provide aggregate fee disclosure pursuant to the requested relief.

Comment 13:	In condition A.1, please insert “which in the case of a Master Fund will include voting instructions provided by shareholders of the Feeder Funds investing in

Mark N. Zaruba

August 22, 2014

such Master Fund or other voting arrangements that comply with section 12(d)(1)(E)(iii)(aa) of the 1940 Act,” after “the 1940 Act,” but before “or, in the case of a Fund.”

Response:	The Applicants have inserted the requested language on page 23.

Comment 14:	Please replace condition A.2 with the following:

“Each Fund that relies on the Order requested in this Application, and in the case of a Master Fund relying on the Order, each Feeder Fund investing in such Master Fund, will disclose in its prospectus the existence, substance, and effect of any Order granted pursuant to this Application. Each Fund relying on the Order requested in this Application (and any such Feeder Fund) will hold itself out to the public as utilizing the Manager of Managers Structure described in this Application. Each prospectus will prominently disclose that the Adviser has ultimate responsibility (subject to oversight by the Board) to oversee the Sub-Advisers and recommend their hiring, termination, and replacement.”

Response:	The Applicants replaced the language in condition 2 on page 24.

Comment 15:	In condition A.3, please insert “, and if the Fund relying on the Order is a Master Fund, shareholders of any Feeder Funds” after “shareholders” but before “of the hiring.”

Response:	The Applicants inserted the language in condition 3 on page 24.

Comment 16:	In condition A.6, please insert “, and if the Fund relying on the Order is a Master Fund, the best interests of any applicable Feeder Funds and their respective shareholders,” after “and its shareholders” but before “and does not involve.”

Response:	The Applicants inserted the language in condition 6 on page 24.

Comment 17:	In the first sentence of conditions A.7 and A.8, please replace “a Fund that is sub-advised” with “a Fund relying on the Order requested in this Application.” Applicants also may wish to review the conditions and replace each occurrence of “the Order requested in this Application: with “the Order.”

Response:

The Applicants have replaced the designated language in condition 7. The Applicants have also replaced “the Order requested in this Application” with “the Order” for all occurrences in the conditions section of the Application. With respect to condition 8, the Applicants have included the disclosure you provided in an email dated November 20, 2012 to John McGuire and Beau Yanoshik of Bingham McCutchen LLP. The revised disclosure included two conditions and, as

Mark N. Zaruba

August 22, 2014

a result, condition A.8 included in the Application filed on March 13, 2012 has been replaced with conditions 8 and 9.

Comment 18:	In condition A.8, please insert “or of a Feeder Fund” after “officer of a Fund that is sub-advised” but before “or director or officer of the Advisor.”

Response:	As noted in response to Comment 17, the Applicants have included the disclosure you provided in an email dated November 20, 2012 to John McGuire and Beau Yanoshik of Bingham McCutchen LLP.

Comment 19:	In condition B.1, please insert “and any Feeder Fund” after “Order requested in this Application” but before “will disclose.”

Response:	The Applicants have inserted the language on page 25.

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The Trust acknowledges the Commission press release, dated June 24, 2004 (“Press Release”), in which the Commission announced that, in connection with any filing upon which comments are provided to a registrant by the Commission staff, the staff would require a written representation from the registrant to the effect that the comment process would not be used as a defense by the registrant in any securities related litigation brought against it. In accordance with the position announced in the Press Release, and on behalf of the Trust, the Trust acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission and that it may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. The Trust further acknowledges that Commission staff comments or changes to disclosures in response to Commission staff comments in a filing reviewed by the Commission staff do not foreclose the Commission from taking any action with respect to such filing.

Pursuant to your request, the Applicants have attached a blackline PDF of the amendment which is marked to show changes to the Application. We confirm that the marked version of the application filed on Edgar is a complete and accurate comparison of the application filed on Edgar on August 18, 2014 (file no. 812-13961) to the immediately prior version of the application filed on Edgar.

We hope that the foregoing is responsive to each of the comments you provided. Please do not hesitate to contact the undersigned at (202) 373-6799 if you have any questions concerning the foregoing.

Sincerely,

/s/ W. John McGuire
W. John McGuire

cc:	Joshua Weinberg
Beau	Yanoshik

Mark N. Zaruba

August 22, 2014

Enclosure